                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        Florida Panthers Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   341064103
                                   -----------
                                 (CUSIP Number)

                            Bradley D. Houser, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 31, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO. 341064103                                  PAGE 2 OF 12
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        6,810,696
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           6,810,696
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,810,696
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 341064103                                  PAGE 3 OF 12
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        6,033,494
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           6,033,494
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,033,494
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            18.9%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 341064103                                  PAGE 4 OF 12
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        6,033,494
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           6,033,494
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,033,494
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            18.9%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is being filed to update certain information provided in that Schedule 13G filed on behalf of H. Wayne Huizenga on February 14, 1997.

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock") of Florida Panthers Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer is a leisure-oriented company operating in the business of luxury resorts, entertainment and recreation. The Issuer is headquartered at 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed jointly by H. Wayne Huizenga, Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII"). Mr. Huizenga's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is Chairman of the Board of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold, and manage certain of Mr. Huizenga's investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

                  The name, address and principal occupation of each executive officer and director of HII, all of whom are United States citizens, are as follows:

                                                                                                            PRINCIPAL
           NAME                            TITLE                         BUSINESS ADDRESS                  OCCUPATION
---------------------------      --------------------------       -------------------------------       ----------------
Richard C. Rochon                President and                    Huizenga Holdings, Inc.               President of
                                 Director                         450 East Las Olas Boulevard           Huizenga
                                                                  Suite 1500                            Holdings, Inc.
                                                                  Ft. Lauderdale, FL
                                                                  33301

Cris V. Branden                  Treasurer and                    Huizenga Holdings, Inc.               Vice President
                                 Director                         450 East Las Olas Boulevard           of Huizenga
                                                                  Suite 1500                            Holdings, Inc.
                                                                  Ft. Lauderdale, FL
                                                                  33301

William M. Pierce                Secretary                        Florida Panthers Holdings, Inc.       Senior Vice President and
                                                                  450 East Las Olas Boulevard           Chief Financial Officer
                                                                  Ft. Lauderdale, FL                    of Florida Panthers
                                                                  33301                                 Holdings, Inc.


Monte Miller                     Director and                     Huizenga Investments, Inc.            President of
                                 Assistant Treasurer              P.O. Box 50102                        Nevada Holdings
                                                                  Henderson, NV 89106                   Services Corp., a
                                                                                                        provider of
                                                                                                        corporate
                                                                                                        services


                  None of Mr. Huizenga, HII or HILP has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  In November 1996, Mr. Huizenga made certain capital contributions to the Issuer in connection with the closing of the Issuer's intial public offering. In consideration for his capital contributions, Mr. Huizenga received 5,020,678 shares of Class A Common Stock and 255,000 of the Issuer's Class B common stock, par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible, without further consideration, into one share of Class A Common Stock.

                  On November 8, 1996, Mr. Huizenga transferred 100,000 shares of Class A Common Stock by gift to his wife, Martha J. Huizenga. Mr. Huizenga disclaims beneficial ownership of such shares.

                  On March 4, 1997, Mr. Huizenga received 972,018 shares of Class A Common Stock in exchange for his ownership interests in the Hyatt Regency Pier 66 Hotel and the Radisson Bahia Mar Resort and Yachting Center.

                  On June 30, 1997, Mr. Huizenga transferred 4,620,678 shares of Class A Common Stock to HILP.

                  On August 6, 1997, Mr. Huizenga purchased 538,000 shares of Class A Common Stock in connection with an underwritten public offering by the Issuer and transferred such shares to HILP.

                  On December 12, 1997, Mr. Huizenga transferred 874,816 shares of Class A Common Stock to HILP.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Huizenga, HII and HILP have acquired the Class A Common Stock and the Class B Common Stock for investment purposes and none of the reporting persons have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b)       As of January 16, 1998, Mr. Huizenga may be
deemed to beneficially own 6,810,696 shares of Class A Common Stock of the Issuer, (which includes 6,033,494 shares of Common Stock beneficially owned by HILP described below) representing approximately 21.2% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 32,200,599 shares of Class A Common Stock deemed issued and outstanding as of January 9, 1998, which consists of 31,920,599 shares which are issued and outstanding, together with 255,000 shares which are issuable upon the conversion of the issued and outstanding shares of Class B Common Stock held by Mr. Huizenga and 25,000 shares which are issuable upon the exercise of currently exercisable stock options held by Mr. Huizenga). Mr. Huizenga has the sole power to vote and the sole power to dispose of each of the 6,810,696 shares of Class A Common Stock which he may be deemed to beneficially own, with the exception of 25,000 shares underlying the vested but unexercised stock options.

                  As of January 16, 1998, HILP may be deemed to beneficially own 6,033,494 shares of Class A Common Stock of the Issuer, representing approximately 18.9% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 31,920,599 shares of Class A Common Stock deemed issued and outstanding as of January 9, 1998). HILP has the sole power to vote and the sole power to dispose of the 6,033,494 shares of Class A Common Stock which it may be deemed to beneficially own.

                  As of January 16, 1998, HII may be deemed to beneficially own the 6,033,494 shares of Class A Common Stock of the Issuer, beneficially owned by HILP as described above, representing approximately 18.9% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 31,920,599 shares of Class A Common Stock deemed issued and outstanding as of January 9, 1998). HII has the sole power to vote and the sole power to dispose of the 6,033,494 shares of Class A Common Stock which it may be deemed to beneficially own.

                  (c) Except with respect to the transfer of shares of Class A Common Stock described herein, there have been no other transactions in any securities of the Issuer affected by Mr. Huizenga, HII or HILP during the past 60 days.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described herein, none of Mr. Huizenga, HII or HILP is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Not Applicable

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. Wayne Huizenga



Dated: January 16, 1998

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Huizenga Investments Limited Partnership


                                   By: Huizenga Investments, Inc., as general
                                       partner


                                   By: /s/ Cris V. Branden
                                       -----------------------------------------
                                       Cris V. Branden
                                       Treasurer

Dated:  January 16, 1998

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Huizenga Investments, Inc.



                                   By: /s/ Cris V. Branden
                                       ----------------------------------------
                                       Cris V. Branden
                                       Treasurer


Dated:  January 16, 1998